UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statement on Form S-8, SEC file number 333-185240, filed by the Registrant with the SEC on December 3, 2012, the Registrant’s registration statement on Form S-8, SEC file number 333-190963, filed by the Registrant with the SEC on September 3, 2013, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K).

CONTENTS

     On September 12, 2013, Stratasys Ltd. (“we” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on one proposal, which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on August 16, 2013. The results of the proposal presented at the Meeting, based on the presence in person or by proxy of holders of 22,804,446 (58.32%) of our outstanding ordinary shares on the record date of August 13, 2013, are described below.

     The proposal voted upon at the Meeting and the final voting results for the proposal were as follows:

     Proposal: 1: Approval of a compensation policy for the Company's directors and executive officers, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

For	Against	Abstain
21,858,955	793,913	151,578

     Based on the above results and the majority requirements under the Companies Law (including the special majority required by the Companies Law) and the Company’s amended and restated articles of association, as amended, the above proposal was approved at the Meeting.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: September 13, 2013	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer